UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06027851

March 13, 2006

Christopher A. Butner
Assistant Corporate Secretary
Corporate Governance -- Legal
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/13/2006

Re: Chevron Corporation
Incoming letter dated February 24, 2006

Dear Mr. Butner:

This is in response to your letter dated February 24, 2006 concerning the shareholder proposal submitted to Chevron by AnneMarie Kearney. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: AnneMarie Kearney
P.O. Box 881
Grapevine, TX 76099-0881

Chevron

Christopher A. Butner
Assistant Corporate Secretary
Corporate Governance--Legal

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

February 24, 2006

By Facsimile (202) 772-9201
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation--Stockholder Proposal Submitted by AnneMarie Kearney

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Chevron Corporation ("Chevron") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Chevron 2006 annual meeting of stockholders (collectively, the "2006 Proxy Materials"), in reliance on Rule 14a-8(e), a proposal (the "Proposal") submitted by AnneMarie Kearney (the "Proponent"). Chevron hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(j) on the grounds that the Proposal was not submitted to Chevron on a timely basis pursuant to Rule 14a-8(e)(2). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Chevron omits the Proposal from the 2006 Proxy Materials in reliance on Rule 14a-8(e)(2) for the reasons stated herein.

Chevron expects to file its definitive 2006 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 20, 2006. Accordingly, pursuant to Rule 14a-8(j), Chevron is submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2006 Proxy Materials with the Commission and respectfully requests that the Staff waives, under 14a-8(j)(1), the requirement that Chevron file its request to exclude a proposal no later than 80 calendar days before it files its definitive proxy statement.

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Chevron's 2005 proxy statement was dated and was released to stockholders on March 21, 2005, and the 120-day deadline for receipt of stockholder proposals for inclusion in Chevron's 2006 Proxy Materials was November 18, 2005. The 2005 proxy statement contained the following information on page 34 regarding the submission of stockholder proposals for inclusion in Chevron's proxy materials for its 2006 annual meeting:

> "If a stockholder wishes to present a proposal for action at the Annual Meeting in 2006, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by the Corporate Secretary no later than November 18, 2005. Proposals we receive after that date will not be included in the proxy statement or acted upon at the 2006 Annual Meeting. We urge stockholders to submit proposals by overnight mail addressed to ChevronTexaco Corporation, Attn: Corporate Secretary, 6001 Bollinger Canyon Road, San Ramon, CA 94583 or electronically via e-mail to *corpgov@chevrontexaco.com*."

The Proposal, which is not dated, was submitted by the Proponent by U.S. Mail and is post marked February 10, 2006. It was stamped as received by Chevron's Chairman and Chief Executive Officer on February 13, 2006. A copy of the Proposal and the envelope, showing the dates on which it was post marked and received by Chevron is attached as Exhibit A.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. The deadline for receiving shareholder proposals is strictly interpreted, even when the proposal is received just one day after the required date. In this case, Chevron received the Proposal 87 days after the November 18, 2005 deadline stated in its 2005 proxy statement.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Chevron omits the Proposal from the 2006 Proxy Materials in reliance on Rule 14a-8(e)(2). Additionally, given that Chevron did not receive the Proposal until February 13, 2006, we respectfully request that the Staff waives, under 14a-8(j)(1), the requirement that Chevron file its request to exclude a proposal no later than 80 calendar days before it files its definitive proxy statement.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A are enclosed. By copy of this letter, Chevron is also notifying the Proponent of its intention to omit the Proposal from the 2006 Proxy Materials. Although the Proponent did not include a return address, we are sending a copy of this letter to the post office box listed on Chevron's stockholder records for the Proponent. Should the Staff desire any additional information in support of Chevron's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at (925) 842-2796.

Very truly yours,

Christopher A. Butner
Assistant Corporate Secretary

cc: AnneMarie Kearney
P.O. Box 881
Grapevine, TX 76099-0881

Exhibit A

FORT WORTH TX 761

10 FEB 2006 PM 6 L


FIRST-CLASS

MR. DAVID O'RELLY
CHEVRON TEXACO
6001 BOLLINGER
SAN RAMON, CA 94583

94583+2324

LIB

FEB 1 6 2006

PLT

FEB 1 3 2006

DJO

LIB

To: David O'Relly
Chevron Texaco
6001 Bollinger
San Ramon, CA 94583

AnneMarie Kearney of Grapevine, Texas, owner of 872 shares of Common stock submits the following proposal.

RESOLVED: The stockholders request the Board of Directors remove all fees that are deducted from the dividends that are reinvested in stock through the DRIP.

REASONS:

1. The fee is an average of five percent of the dividend. This is more than buying stock through a discount broker or online.

2. The stockholders allow the corporation or Computerserve to hold our stock in street name, use it as collateral, and not issue the certificates, therefore, enhancing the chance for future purchases and the sale from you.

3. If the Board of Directors believes that this fee is necessary then declare the dividend and pay the fee in addition to the dividend.

4. The Corporation should pay the fee not the shareholders.

Chevron

Christopher A. Butner
Assistant Corporate Secretary

Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925-842-2796
Fax 925-842-2846

Facsimile

To	Office of Chief Counsel Division of Corporation Finance U.S. Securities and Exchange Commission	From Date	Christopher A. Butner February 24, 2006
Fax	(202) 772-9201	Pages	6 (including cover)
Re		Urgent	■ Routine ☐

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated February 24, 2006

The proposal relates to fees.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(e)(2) because Chevron received it after the deadline for submitting proposals. We note in particular your representation that Chevron received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Chevron did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Chevron's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel